Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

January 30, 2008

U.S. Securities and Exchange Commissions

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Easy Golf Corporation

File No. 000-51760

Accession No: 0001137050-08-000010

Withdrawal of Form 3 filed for Chipin Tuan (Reporting)(CIK0001423004)

Dear Commissioners:

On behalf of Chipin Tuan, we hereby request that the above-referenced Form 3 Initial Statement of Beneficial Ownership, File No. 000-51760, be withdrawn.

On January 8, 2008, a Form 3 Initial Statement of Beneficial Ownership, File No. 000-51760, was inadvertently submitted and accepted via EDGAR with EDGAR codes for an incorrect reporting company.  The Form 3, File No. 000-51760, indicated that Chipin Tuan, CIK 0001423004, was the reporting company; however, Chipin Tuan was not the correct name of the reporting company for the information disclosed on the Form 3, File No. 000-51760.

On January 16, 2008, a new Form 3 Initial Statement of Beneficial Ownership was submitted and accepted via EDGAR with the EDGAR codes for the correct reporting company, Earn System Investment LTD, CIK 0001423594.  Accordingly, please withdraw the Form 3, File No. 000-51760, as it does not contain the name of the correct filer for the information that was disclosed in the Form 3.

If there are any questions or comments concerning this request, please contact the undersigned at (303) 494-3000.

FRASCONA, JOINER, GOODMAN AND GREENSTEIN, P.C.

By:

/s/Gary S. Joiner